Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


[Quadrem logo]                                 [Newmont Mining Corporation logo]


     NEWMONT MINING OPERATIONS REACH TRANSACTION READY MILESTONE VIA QUADREM

           PARTICIPATION ON THREE CONTINENTS WITH GLOBAL EMARKETPLACE

DALLAS, TX, AND DENVER, CO, December 18, 2001 - Newmont Mining Corporation, (NYSE: NEM) a leading worldwide gold producer, announced today that its eBusiness initiative has reached a transaction ready status at its three largest mining operations - Minera Yanacocha in Peru, Batu Hijau in Indonesia and Nevada Operations, USA. The transaction ready status marks a significant milestone with its eBusiness trading partner Quadrem - the mining, minerals and metals eMarketplace - as it indicates Newmont's capability of transacting electronically with any supplier.

"Our transaction ready status on three continents is a significant achievement of a strategic corporate initiative for Newmont," explained John Huber, Director IT and eBusiness. "This milestone also exemplifies the commitment of our organization, working with Quadrem specialists, to facilitate electronic commerce with our strategic suppliers."

Newmont's eBusiness program has targeted integration projects with global and regional strategic suppliers. By the end of 2001, the company expects to be transacting with more than 75 suppliers, located around the world. Newmont plans to integrate in three more regions in 2002: Bolivia, Uzbekistan and Canada. With its proposed merger with Franco-Nevada Mining Corporation Ltd. (TSE:FN) and Normandy Mining Ltd. (AUS: NDY), Newmont will integrate its expanded Australian operations into the Quadrem platform in anticipation of future procurement savings.

"As Quadrem continues to grow as a successful and well utilized Marketplace, we fully expect to see our trading partners experience exciting developments that drive additional value, as in Newmont's case," commented Charlie Jackson, Quadrem COO. "This global mining company clearly sees the benefits of Quadrem and we look forward to working with them to ensure they continue to enjoy success."

ABOUT NEWMONT
Newmont (NYSE:NEM) is the world's second largest gold producer with operations in the United States, Canada, Mexico, Peru, Bolivia, Uzbekistan, Indonesia and Australia.

ABOUT QUADREM
Quadrem is the eMarketplace for the global mining, minerals and metals industries that is revolutionizing supply-chain processes and offering unrivalled benefits for sellers and buyers. It has been developed as a one-stop solution to meet the needs of this industry. Many of the world's leading resource companies, and their supply partners, are now integrating this Internet-based electronic transaction platform to implement their long-term eCommerce strategies. For more information, visit: www.quadrem.com.

QUADREM CONTACT:                                NEWMONT CONTACT:
Sandra Buckler                                  Doug Hock
Telephone: 972.367.4743                         Telephone:  303.837.5812
Mobile: 469.583.7746                            Email: DougHock@corp.newmont.com
email: sbuckler@quadrem.com


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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

                  The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

                  In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

                  Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.



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